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ES
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SEC Mail Processing
Section

MAY 3 1 2011

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **3/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Macquarie Private Wealth Corp**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Brookfield Place, 181 Bay Street, Suite 3200

(No. and Street)

Toronto	**Ontario**	**M5J 2T3**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Lexovsky **(416) 687-1230**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLP

(Name – if individual, state last, first, middle name)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
~~(x) (e) Statement of Changes in Stockholder's Equity.~~
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (i) Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to the Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to Methods of Consolidation (Not Applicable).
(x) (l) An Oath or Affirmation.
(x)(m) A Copy of the SIPC Supplemental Report
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Macquarie Private Wealth Corp for the period ended March 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James Lexovsky
Chief Financial Officer

May 27, 2011
Date

Subscribed and sworn to before me,
On this 27 day of May 2011

Notary Public

Macquarie Private Wealth Corp.

Financial Statements and Supplemental Information
March 31, 2011
(expressed in US dollars)

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Report of Independent Auditors

To the Board of Directors and Stockholder of
Macquarie Private Wealth Corp.

In our opinion, the accompanying statement of financial condition and the related statements of operations and other comprehensive loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial condition of Macquarie Private Wealth Corp. (the Company) as at March 31, 2011 and the results of its operations and other comprehensive loss and its cash flows for the 15-month period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analyses and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 26, 2011

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com

Macquarie Private Wealth Corp.

Statement of Financial Condition

As at March 31, 2011

(expressed in US dollars)

Assets		
Cash and cash equivalents	$	2,720,472
Due from clearing broker		98,632
Due from parent (note 3)		118,228
Other assets (note 1)		206,508
	$	3,143,840
Liabilities		
Accounts payable	$	47,716
Subordinated loans (note 4)		1,350,000
		1,397,716
Stockholder's equity		
Capital stock Authorized, issued and outstanding 250,000 common shares		250,000
Retained earnings		1,499,735
Loss and other comprehensive loss		(3,612)
		1,746,124
	$	3,143,840

See accompanying notes to the financial statements.

Macquarie Private Wealth Corp.

Statement of Operations and Other Comprehensive Loss

For the 15-month period ended March 31, 2011

(expressed in US dollars)

Revenue	
Commission	$ 1,194,242
Interest	4,516
	1,198,758
Expenses	
Compensation and benefits	531,099
Management fee (note 3)	247,228
Brokerage, clearing and exchange fees	158,738
Interest on subordinated loans (note 4)	118,209
Professional services	25,023
Communications and technology	7,752
Other	100,626
	1,188,675
Income before income taxes	10,083
Provision for income taxes (note 7)	253,582
Loss for the period	(243,499)
Other comprehensive loss	
Net change in unrealized gains on foreign currency translation	(10,481)
Loss and other comprehensive loss for the period	$ (253,980)

See accompanying notes to the financial statements.

Macquarie Private Wealth Corp.

Statement of Changes in Stockholders' Equity

For the 15-month period ended March 31, 2011

(expressed in US dollars)

Capital stock	
Balance - Beginning and End of period	$ 250,000
Retained earnings	
Balance - Beginning of period	1,743,234
Loss for the period	(243,499)
Balance - End of period	1,499,735
Accumulated and other comprehensive income (loss)	
Balance - Beginning of period	6,869
Other comprehensive loss for the period	(10,481)
Balance - End of period	(3,612)
Stockholder's equity - End of period	$ 1,746,124

See accompanying notes to the financial statements.

Macquarie Private Wealth Corp.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the 15-month period ended March 31, 2011

(expressed in US dollars)

Balance - Beginning and End of period	$ 1,350,000

See accompanying notes to the financial statements.

Macquarie Private Wealth Corp.

Statement of Cash Flows

For the 15-month period ended March 31, 2011

(expressed in US dollars)

Cash provided by (used in)

Operating activities		
Loss for the period	$	(243,499)
Items not involving cash		
Decrease in restricted cash		106,795
Decrease in due from brokers and dealers		542,831
Increase in due from clearing broker		(64,578)
Increase in due from parent		(61,986)
Decrease in income taxes receivable		513,243
Increase in prepaid expenses		(172,622)
Increase in accounts payable		3,016
Decrease in due to clients		(542,831)
Cash provided by operating activities		80,369
Effect of foreign currency exchange on cash balances		(10,481)
Increase in cash and cash equivalents during the period		69,888
Cash and cash equivalents - Beginning of period		2,650,584
Cash and cash equivalents - End of period	$	2,720,472
Supplemental cash flow information		
Interest paid	$	118,209
Income tax refund		259,661

See accompanying notes to the financial statements.

(expressed in US dollars)

1 Nature of operations

Macquarie Private Wealth Corp., formerly Blackmont Capital Corp., (the Company) is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on March 3, 2000 under the provisions of the Ontario Business Corporations Act and commenced operations on March 1, 2001.

On December 31, 2009, Macquarie Private Wealth Inc., formerly Blackmont Capital Inc., (MPWI) the Company's parent, was subject to a change in control and became a wholly owned subsidiary of Macquarie BFS Holdings Inc., which is, through the group structure, a wholly owned subsidiary of Macquarie Group Limited, an Australian based company. Previously, MPWI was a wholly owned subsidiary of Canadian International LP, which was a subsidiary of CI Financial Corp.

The Company changed its name to Macquarie Private Wealth Corp. on February 1, 2010 and changed its financial year-end to March 31 to align with the financial year-end of its new ultimate parent.

The Company's primary source of revenue is commission income for securities trade execution for United States resident clients.

The Company clears all transactions for its retail clients through its carrying broker, Pershing LLC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customers' accounts.

2 Significant accounting policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). The significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term interest bearing notes and treasury bills held by clearing broker with a term to maturity of less than three months from the date of purchase.

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Other assets

The Company maintains a minimum deposit of $100,000 with the carrying broker, and this and other prepaid expenses are recorded as non-allowable assets

(expressed in US dollars)

Income taxes

The Company's tax provision is composed only of Canadian tax expense and is in accordance with Accounting Standards Codification (ASC) 40, Income Taxes. The Company uses the asset and liability method in accounting for income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred income taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on deferred tax assets and liabilities, as well as other changes in income tax laws, are recognized in net income or loss in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

These financial statements have been expressed in US dollars. Certain revenue and expenses were incurred by the Company in Canadian dollars. These have been converted into US dollars using the US exchange rate on the transaction dates. Assets and liabilities denominated in Canadian dollars have been converted into US dollars using the exchange rate prevailing as at March 31, 2011. Gains or losses resulting from foreign currency translations are included in other comprehensive loss for the year.

Fair values

ASC 820, Financial Instruments, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the financial asset or transfer the financial liability occurs in the principal market for the financial asset or financial liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Inputs are quoted prices unadjusted in active markets for identical financial assets or financial liabilities that the Company has the ability to access.
- Level 2 - Inputs other than quoted prices included within level 1 that are observable for the financial asset or financial liability, either directly or indirectly

(expressed in US dollars)

- Level 3 - Inputs are unobservable inputs for the financial asset or financial liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the financial asset or financial liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The valuation of the Company's financial assets and financial liabilities meet the definition of level 1 inputs.

Recently adopted accounting guidance

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 provides additional disclosure requirements related to fair value measurements, including details of significant transfers in and out of level 1 and level 2 measurements and the reasons for the transfers. It also requires a gross presentation of activity within the level 3 rollforward, which would present separately information about purchases, sales, issuances and settlements. ASU 2010-06 is effective for financial statements issued for reporting periods beginning after December 15, 2009 for certain disclosures and for reporting periods beginning after December 15, 2010 for other disclosures. The Company adopted these amended accounting principles on April 1, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, this adoption did not affect the Company's statement of financial condition, results of operations or cash flows.

In July 2010, the FASB issued ASU No. 2010-20, New Disclosure Requirements for Finance Receivables and Allowance for Credit Losses (ASU 2010-20), in order to address concerns about the sufficiency, transparency, and robustness of credit disclosures for finance receivables and the related allowance for credit losses. ASU 2010-20 expands disclosure requirements regarding allowance, charge-off and impairment policies, information about management's credit assessment process, additional quantitative information on impaired loans and rollforward schedules of the allowance for credit losses and other disaggregated information. Although, new disclosure requirements are not effective before annual periods ending after December 15, 2011, the Company's adoption of ASU 2010-20 will not materially change current disclosures and, since these amended principles require only additional disclosures, the adoption of ASU 2010-20 will not affect the Company's statement of financial condition, results of operations or cash flows.

3 Related party transactions

The Company has a balance in its clearing account with its parent in the amount of $118,228, which relates to commission payouts, management fees and subordinated loan interest owing as at March 31, 2011.

The Company has entered into an arrangement with its parent, whereby the parent will perform certain securities execution activities and record-keeping services as the agent for the Company. The parent charged the Company a management fee of $247,228 for this service for the 15-month period ended March 31, 2011.

The Company incurred $118,209 in interest on the subordinated loans (note 4) provided by MPWI at March 31, 2011.

(expressed in US dollars)

4 Subordinated loans

The subordinated loans provided by MPWI, aggregating $1,350,000, have been approved by FINRA and bear interest at 7% annually. One subordinated loan of $150,000 has a scheduled maturity date of November 30, 2013; a second loan of $600,000 has a scheduled maturity date of September 30, 2013; and the third loan of $600,000 has a scheduled maturity date of August 31, 2012. The loans have been subordinated to the claims of the general creditors and repayments of the subordinated loans are subject to the approval of FINRA.

5 Regulatory net capital requirement

As a registered broker dealer, the Company is subject to the net capital rule of the SEC (Rule 15c3-1). The Company computes its net capital requirement under the basic method and reports under a (k) 2 (ii) exemption. As at March 31, 2011, the Company's net capital was $2,771,288, which was $2,721,288 in excess of the required net capital of $50,000.

6 Financial instrument

Fair value

The fair values of the Company's financial assets and financial liabilities, which qualify as financial instruments, approximate their carrying values due to their short-term nature or imminent maturity.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is not exposed to significant interest rate risk, as the cash equivalents are short term in nature.

Credit risk

In the normal course of business, the Company settles various client transactions through Pershing LLC and its parent. To the extent that clients or counterparties fail to satisfy their obligations relating to these transactions, the Company is exposed to credit risk. In these situations, the Company may be required to purchase or sell financial instruments at unfavourable market prices. The Company's most significant credit risk at March 31, 2011 is with Pershing LLC and the Canada Revenue Agency.

(expressed in US dollars)

7 Income taxes

Income tax benefit (provision) consists of the following:

Current	$	253,582
Deferred	$	-
Total provision for income taxes	$	253,582

The provision for income taxes for the 15-month period ended March 31, 2011 differs from the statutory income tax rate of 30.13% due to the following:

Income taxes at the statutory rate	$	3,038
Non-deductible permanent differences	$	355
Other	$	250,189
Total provision for income taxes	$	253,582

For the 15-month period ended March 31, 2011, the Company's effective tax rate of 2515% per the statement of operations differs from the statutory rate due mainly to the write-off of the tax recoverable balance.

The Company has provided for a full valuation allowance against the deferred tax asset as management has determined that it is more likely than not that all deferred tax assets will not be realized.

In connection with any potential or actual liabilities for uncertain tax positions, the Company had no change in its liabilities for the 15-month period ended March 31, 2011 and no liabilities for uncertain tax position at March 31, 2011.

The Company files income tax returns in Canada and the province of Ontario. The Company has open tax years for Canadian federal and Ontario provincial income tax filings for fiscal years ending December 31, 2005 to present.

The Company is currently not under examination in any taxation jurisdiction.

8 Subsequent events

The Company has updated its subsequent events disclosure through May 26, 2011, the filing date of these financial statements.

Supplemental Information

Macquarie Private Wealth Corp.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the
United States Securities and Exchange Commission
March 31, 2011

(expressed in US dollars)

Total Stockholder's Equity	$	1,746,124
Subordinated loans		1,350,000
Total stockholder's equity and subordinated loans		3,096,124
Deductions and/or charges		
Total non-allowable assets		324,736
Other deductions and/or charges		100
Net capital		2,771,288
Computation of basic net capital requirements		-
Minimum net capital required		50,000
Excess net capital	$	2,721,288

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited March 31, 2011 FOCUS Report.

Macquarie Private Wealth Corp.

Statement Regarding Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Pursuant to
U.S. Securities and Exchange Commission Rule 15c3-3

March 31, 2011

The Company does not carry any client accounts and is exempt from the U.S. Securities and Exchange Commission Rule 15c3-3 under (k)(2) of that Rule.

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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of Macquarie Private Wealth Corp.

In planning and performing our audit of the financial statements of Macquarie Private Wealth Corp. (the Company) as at and for the 15-month period ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); and

2. determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities for customers or perform custodial functions relating to customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

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United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 26, 2011

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Report of Independent Accountants

To the Management and Stockholder of
Macquarie Private Wealth Corp.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of **Macquarie Private Wealth Corp.** for the 15 month period ended March 31, 2011, which were agreed to by **Macquarie Private Wealth Corp.**, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating **Macquarie Private Wealth Corp.**'s compliance with the applicable instructions of Form SIPC-7 during the 15 month period ended March 31, 2011. Management is responsible for **Macquarie Private Wealth Corp.**'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   We did not note any payments made during the 15 month period ended March 31, 2011.

2. Compared the Total Revenue amount of $1,198,758 reported on the Statement of Operations and Comprehensive Loss of the audited Form X-17A-5 for the 15 month period ended March 31, 2011 to the Total Revenue amount of $1,217,211 reported on page 2, item 2a of Form SIPC-7 for the 15 month period ended March 31, 2011

   We noted that the Total Revenue per item 2a of Form SIPC-7 is $18,453 greater than the Total Revenue reported on the statement of Operations and Comprehensive Loss.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 3, Commissions Floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $158,738, to the Brokerage, clearing and exchange fees of $158,738 reported on the Statement of Operations and Comprehensive Loss.

      We did not note any differences.

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b. Compared deductions on line 9(i), Total interest and dividend expense (FOCUS Line 22/ Part IIA Line 13) but not in excess of total interest and dividend income of $118,804, to the Interest on Subordinated Loans of $118,209 reported on the Statement of Operations and Comprehensive Loss.

   We noted that the deduction on line 9(i) is $595 greater than the Interest on Subordinated Loans reported on the Statement of Operations and Comprehensive Loss.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $939,669 and $2,349.17 respectively of the Form SIPC-7.

      We did not note any differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2009 on which it was originally computed.

   Not applicable as there was no overpayment applied to the current assessment.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of **Macquarie Private Wealth Corp.**, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 26, 2011